Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

November 9, 2012

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stevia Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 2, 2012

File No. 333-179745

Dear Mr. Webb:

On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comments in the letter from the Staff dated November 7, 2012 relating to the Company’s Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 filed on November 2, 2012. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”) indicating the changes made thereon from the previous Amendment No. 3 filed with the Commission. The responses below have been numbered to correspond with the comments in your November 7, 2012 letter.

Overview, page 1

1.	We note your revised disclosure on page 1 regarding the use of your formulated products as feed and fertilizer inputs. Please revise to provide quantitative information regarding such use. For example, please revise to disclose the number and size of farms that are using your products as feed and fertilizer inputs.

Company Response to Comment 1:

The Company respectfully informs the Staff that it has revised Amendment No. 4 accordingly. Please see page 1 of Amendment No. 4.

Our Business, page 2

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
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Securities and Exchange Commission

Division of Corporate Finance

November 9, 2012

__________________________

2.	We note your response to our prior comment 5 that, “[b]ased on the current burn rate, [you do] not currently have sufficient capital to operate.” Please revise to disclose the amount of capital you currently have in your treasury.

Company Response to Comment 2:

The Company respectfully informs the Staff that it has revised Amendment No. 4 to disclose the amount of capital currently in the Company’s treasury. Please see page 2 of Amendment No. 4.

The Offering, page 4

The Equity Purchase Agreement, page 4

3.	We note your response to our prior comment 8 and reissue. Please revise to move the ninth paragraph of this section regarding (1) the amount you will be able to receive, based on recent trading prices, in gross proceeds if you sell all of the put shares covered in this registration statement and (2) the number of shares, based on recent trading prices, that you will have to register in order to be able to receive the remaining balance under the equity purchase agreement to one of the opening paragraphs of this section.

Company Response to Comment 3:

The Company respectfully informs the Staff that it has revised Amendment No. 4 accordingly.

4.	We note your disclosure on page 4 that you “believe that Southridge will not agree to any amendment or waiver of any provision in the Equity Purchase Agreement that alters the pricing mechanism or the 9.99% ownership cap which will result in the transaction becoming ineligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation S- K. Please revise to tell us the basis for such belief. For example, tell us whether Southridge has executed an agreement with you stating that it will not waive such provisions. To the extent that it has not executed such agreement, please tell us your basis for determining that this transaction is appropriately characterized as a transaction that is eligible to made on a shelf basis under Rule 415(a)(1)(i) given that it appears that Southridge may waive the pricing mechanism or the cap.

Company Response to Comment 4:

In response to Comment 4, and based upon discussion with the Staff on this matter, the Company respectfully informs the Staff that it has revised Amendment No. 4 to reflect the oral agreement of Southridge and the Company on this matter. Please see page 5 of Amendment No. 4.

Information with Respect to the Registrant, page 20

Background, page 20

Greenberg Traurig, LLP

Securities and Exchange Commission

Division of Corporate Finance

November 9, 2012

__________________________

5.	We note your response to our prior comment 13 and reissue in part. Pursuant to your joint venture agreement, you must distribute $200,000 per month to the joint venture, and we note your disclosure that in August 2012 you contributed $200,000. Please tell us whether you have contributed $200,000 in the months following August 2012. If you have, it appears that your monthly burn rate may be greater than $95,000. Please revise or advise. In addition, we note that you are only obligated to provide such contributions “subject to the performance of the Joint Venture in terms of its ability to generate revenue and profits and Stevia Asia’s financial capabilities.” If you have not provided $200,000 to the joint venture since August 2012, please tell us why you have not provided such funds and whether your failure to do so is permissible pursuant to the joint venture agreement.

Company Response to Comment 5:

The Company respectfully informs the Staff that it has revised Amendment No. 4. Please see page 22 of Amendment No. 4.

The Industry and Our Opportunity, page 21

Stevia as a Commercial Product, page 22

6.	We note your response to our prior comment 14 and reissue in part. Please revise to disclose quantitative information regarding the results of the tests disclosed in your table on page 22.

Company Response to Comment 6:

The Company respectfully informs the Staff that it has revised its discussion concerning test results and has removed the table previously on page 22. The Company’s product testing and the preliminary results obtained thus far are currently only for the Company’s internal use.

7.	We note your disclosure on page 22 that after you obtained the rights to product formulations in July 2012, “[you] began testing in Vietnam to obtain government approval of stevia as a commercial product (agricultural use such as fertilizer and animal feed supplement), which has been achieved.” Please revise to clarify whether you have achieved the completion of the tests but do not yet have government approval or whether you have also obtained government approval in Vietnam for the agricultural use of stevia.

Company Response to Comment 7:

The Company respectfully informs the Staff that it has revised Amendment No. 4. Please see pages 23-24 of Amendment No. 4.

Greenberg Traurig, LLP

Securities and Exchange Commission

Division of Corporate Finance

November 9, 2012

__________________________

8.	We note your response to our prior comment 15 that you believe that your leaf prices will be more stable and predictable because you entered into a long-term supply contract with a leaf buyer. Please revise to disclose the duration of this supply contract and briefly describe how the leaf prices are determined under this contract.

Company Response to Comment 8:

The Company respectfully informs the Staff that it has revised Amendment No. 4. Please see page 24 of Amendment No. 4.

Summary Plan of Operation, page 30

9.	We note that your table on page 30 does not appear to include the goals and associated timeline and budget of your activities pursuant to your joint venture with Tech-New Bio- Technology. Please revise or advise. In addition, please revise to clarify what you mean by “scale commercial operations” in the last row of your table.

Company Response to Comment 9:

The Company respectfully informs the Staff that it has revised the table on page 33 accordingly.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated November 7, 2012. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Enclosures

Greenberg Traurig, LLP

Securities and Exchange Commission

Division of Corporate Finance

November 9, 2012

__________________________

ACKNOWLEDGEMENT

In connection with Stevia Corp.’s (the “Company”) letter dated November 9, 2012 addressed to the Securities Exchange Commission, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stevia Corp.

/s/ George Blankenbaker

_____________________________

George Blankenbaker, President, Secretary & Treasurer

Greenberg Traurig, LLP